NOTICE OF ANNUAL AND SPECIAL MEETING

SILVER STANDARD RESOURCES INC.
Suite 1180 - 999 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2W2

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting  (the “Meeting”) of the shareholders of Silver Standard Resources Inc. (the “Company”) will be held at the Terminal City Club, Terrace A Room, 837 West Hastings Street, Vancouver, British Columbia, on Wednesday, the May 14, 2008, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2007 and the auditor’s report thereon;

2.	To determine the number of directors at six;

3.	To elect directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Accounts, as the Company’s auditor for the ensuing financial year and to authorise the directors to set the auditor’s remuneration;

5.	To approve the Company’s Stock Option Plan; and

6.	To approve the transaction of such other business as may properly come before the Meeting or any adjournment thereon.

Accompanying this Notice is the Company’s Annual Report (containing the Directors’ Report to Shareholders and the audited financial statements of the Company for the financial year ended December 31, 2007), a Management Information Circular, a Form of Proxy or Voting Instruction Form and a Financial Statements Request Form.  The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy.  Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy or Voting Instruction Form.  Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 9th day of April, 2008.

BY ORDER OF THE BOARD “John J. Kim" John J. Kim Assistant Corporate Secretary

Information Circular

for the

Annual and Special Meeting

of

SILVER STANDARD RESOURCES INC.

to be held on

Wednesday, May 14, 2008

INFORMATION CIRCULAR

SILVER STANDARD RESOURCES INC.
Suite 1180 – 999 West Hastings Street
Vancouver, British Columbia  V6C 2W2
Website:  http://www.silverstandard.com

(all information as at April 9, 2008 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 14, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to attend and act for the shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting such other person’s name in the blank space provided in the Proxy or by completing another Proxy.  A Proxy will not be valid unless the completed, dated and signed Proxy is delivered to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorised in writing or, if the shareholder is a corporation, by a duly authorised officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1180 - 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the chair of the Meeting on the day of the Meeting or any adjournment of it.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.  A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders, because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorisation form”) which the Intermediary must follow.  Typically, the proxy authorisation form will consist of a one page preprinted form.  Sometimes, instead of the one page pre-printed form, the proxy authorisation form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorisation form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares that they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorisation form is to be delivered.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorised capital consists of an unlimited number of common shares without par value.  As at the date hereof, the Company has issued and outstanding 62,692,547 fully paid and non-assessable common shares, each share carrying the right to one vote.  The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on April 9, 2008 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more that 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)           the Company’s chief executive officer (“CEO”);

(b)           the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2007, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed financial years.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position of Named Executive Officer	Financial Year Ending	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs ($)	All Other Compen-sation ($)(2)
Robert A. Quartermain President	2007	$375,000	$150,000	Nil	100,000	Nil	N/A	$10,650
	2006	$275,000	$500,000	Nil	600,000	Nil	N/A	$13,909
	2005	$250,000	$175,000	Nil	200,000	Nil	N/A	$10,060
Tom S.Q. Yip Vice President, Finance and CFO	2007(3)	$110,000	$40,000	Nil	200,000	Nil	N/A	Nil

Ross A. Mitchell Vice President, Finance	2007(3)	$122,507	Nil	Nil	Nil	Nil	N/A	$5,937
	2006	$140,000	$50,000	Nil	70,000	Nil	N/A	$12,709
	2005	$130,000	$50,000	Nil	50,000	Nil	N/A	$8,002
Joseph J. Ovsenek Senior Vice President, Corporate	2007	$250,000	$100,000	Nil	50,000	Nil	N/A	$9,812
	2006	$190,000	$300,000	Nil	320,000	Nil	N/A	$10,238
	2005	$175,000	$60,000	Nil	120,000	Nil	N/A	$8,899
George N. Paspalas Senior Vice President, Operations	2007(4)	$175,000	$75,000	Nil	250,000	Nil	N/A	Nil

Kenneth C. McNaughton Vice President, Exploration	2007	$183,538	$75,000	Nil	30,000	Nil	N/A	$10,182
	2006	$140,000	$81,000	Nil	175,000	Nil	N/A	$10,132
	2005	$130,000	$40,000	Nil	75,000	Nil	N/A	$9,377

1)	A portion of the salaries of the Named Executive Officers are recovered from various outside companies, some of which are related.
2)	All Other Compensation is comprised of term life insurance payments and group registered retirement savings plan (“RRSP”) payments made on behalf of the employee by us.
3)
Mr. Mitchell resigned as Vice President, Finance on July 30, 2007.  Mr. Tom S.Q. Yip was appointed Vice President, Finance and Chief Financial Officer on July 30, 2007.  Mr. Yip received a signing bonus of $100,000 and 150,000 stock options upon being hired.

4)	Mr. Paspalas joined Silver Standard as an officer in June 2007. Mr. Paspalas received a signing bonus of $100,000 and 200,000 stock options upon being hired.

Long-Term Incentive Plans - Awards in Most Recently Completed Financial Year

The Company has no Long-Term Incentive Plan in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed financial year.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or compensation through shares or units that are subject to restrictions on resale.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year, the following incentive stock options were granted to the Named Executive Officers.  No SARs (stock appreciation rights) were granted during this period.

Name	Date of Grant	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/ Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Robert A. Quartermain	Dec. 18, 2007	100,000	10.93%	$36.14	$36.14	Dec. 18, 2012
Tom S.Q. Yip	July 17, 2012 Dec. 18, 2007	150,000 50,000	16.39% 5.46%	$38.88 $36.14	$38.88 $36.14	July 17, 2012 Dec. 18, 2012
Joseph J. Ovsenek	Dec. 18, 2007	50,000	5.46%	$36.14	$36.14	Dec. 18, 2012
George N. Paspalas	May 3, 2007 Dec. 18, 2007	200,000 50,000	21.86% 5.46%	$40.62 $36.14	$40.62 $36.14	May 3, 2012 Dec. 18, 2012
Kenneth C. McNaughton	Dec. 18, 2007	30,000	3.28%	$36.14	$36.14	Dec. 18, 2012

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers.  During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3)(4) Exercisable/Unexercisable
Robert A. Quartermain	214,000	6,208,495	555,000 exercisable 450,000 unexercisable	6,280,000 exercisable 3,092,000 unexercisable
Tom S.Q. Yip	Nil	Nil	100,000 exercisable 100,000 unexercisable	Nil exercisable Nil unexercisable
Ross A. Mitchell	36,800	1,178,304	Nil exercisable(5) Nil unexercisable(5)	Nil exercisable(5) Nil unexercisable(5)
Joseph J. Ovsenek	50,000	1,330,700	285,000 exercisable 245,000 unexercisable	3,252,600 exercisable 1,841,000 unexercisable
George N. Paspalas	Nil	Nil	125,000 exercisable 125,000 unexercisable	Nil exercisable Nil unexercisable
Kenneth C. McNaughton	55,000	1,452,500	160,000 exercisable 140,000 unexercisable	1,916,100 exercisable 1,141,750 unexercisable

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2007 of $36.05 per share, less the exercise price per share.
(5)	60,000 of Mr. Mitchell’s stock options were cancelled on December 31, 2007.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed fiscal year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service.  The Company has a Group RRSP available to all employees after one year of service.  The Company does not provide retirement benefits for directors.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 2002, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31st of each year)

For the financial years ended	2002	2003	2004	2005	2006	2007
Common Shares of Silver Standard Resources Inc.	100.00	122.30	122.13	150.15	302.15	304.26
S&P/TSX Composite Index	100.00	124.29	139.79	170.42	195.15	209.13

Termination of Employment, Change in Responsibilities and Employment Contracts

During 2007, we entered into employment agreements with each of our current Named Executive Officers.  Under the terms of the employment agreements, each of the Named Executive Officers is entitled to the compensation set out in the Summary Compensation Table above.  In addition, in the event of termination (including termination upon a change in control), other than for cause, each of the Named Executive Officers may be entitled to receive a payment equal to two times his annual salary and bonus, other than Robert A. Quartermain, who is entitled to receive a payment equal to three times his annual salary and bonus.

Compensation of Directors

During 2007, we had no arrangements, standard or otherwise, pursuant to which we or our subsidiaries compensated our non-executive directors for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options and as described below.  On December 18, 2007, each non-executive director was granted stock options to acquire 14,000 of our shares at a price of $36.14 for a period of five years.

Effective January 1, 2005, the board of directors adopted a policy on board compensation, which provides for an annual retainer and compensation for serving on committees of the board of director.  The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the board of directors.  In addition, the board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.  Other than indicated below, no director received any compensation for his or her services as a director, including committee participation and/or special assignments.

For 2007, each of our directors received a retainer of $25,000 per annum.  The lead director and the Chair of the Audit Committee received an additional $10,000, and members of board committees also received an additional $5,000 per annum.

SECURITIES AUTHORISED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorised for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a)) (c)
Equity compensation plans approved by securityholders	4,419,350	$32.04	586,206
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,419,350	$32.04	586,206

Stock options to purchase securities of the Company are granted to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada.  At the Company’s annual general meeting held on May 12, 2005, the shareholders of the Company approved a stock option plan that reserved 8% of the issued and outstanding shares of the Company for issuance on exercise of stock options, including previously granted stock options.

Under the Company’s stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8% of the issued and outstanding shares of the Company, (b) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (c) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (d) a stock option is exercisable during the lifetime of the optionee only by such optionee, (e) the maximum term of each stock option is five years, with the vesting period determined at the discretion of the Board of Directors and (f) the minimum exercise price for a stock option is equal to the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the 5 trading days immediately preceding the granting of the option.

On April 14, 2008, the Board of Directors adopted an amended and restated stock option plan.  For a detailed description of the stock option plan, please refer to the section titled “Particulars of Matters to be Acted Upon”.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director of executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.  For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

NUMBER OF DIRECTORS

Management of the Company is seeking shareholder approval of an ordinary resolution determining the number of directors of the Company at six for the ensuing year.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia)(“Business Corporations Act”).

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Company, their present principal occupations and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position(s) with the Company and Place of Residence(1)	Principal Occupation(1)	Date(s) Served as a Director Since	Ownership or Control Over Voting Shares Held(2)
John R. Brodie, FCA(3)(4) Director British Columbia, Canada

President of John R. Brodie Capital Inc., a private management corporation, since 2003.  From 1975 to 2003, Mr. Brodie was a partner with KPMG, an accounting firm. Mr. Brodie is also a director of Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Western Canadian Coal Corp. and Pacific Safety Products.

		Since January, 2006	Nil
R.E. Gordon Davis(4)(5) Director British Columbia, Canada	Corporate Director. Mr. Davis is also a director and CEO of Canplats Resources Corporation, a mineral resource exploration company and a director of Pacific Ridge Exploration Ltd.	Since February, 1996	10,000
David L. Johnston(3)(5) Director British Columbia, Canada	Corporate Director. Mr. Johnston is also a director of Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.	Since May, 2000	2,000
William Meyer(4)(5) Director British Columbia, Canada	Corporate Director. Mr. Meyer is also a director of Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc. and Transamerica Resources Corporation.	Since March, 1993	7,500
Robert A. Quartermain President and Director British Columbia, Canada	President of the Company. Mr. Quartermain serves as a director of Canplats Resources Corporation.	Since January, 1985	280,000
Peter W. Tomsett(3)(4) Director British Columbia, Canada

Lead Director of the Company.  From September 2004 to January 2006, CEO of Placer Dome Inc.  From 1986 to 2004, Mr. Tomsett held various positions with Placer Dome Inc. culminating in his appointment as Executive Vice President for Placer Dome Asia Pacific and Placer Dome Africa.  Mr. Tomsett is also the Chairman of Equinox Minerals Limited and a director of North American Energy Partners Inc.

		Since November, 2006	Nil

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)
The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is provided as at April 9, 2008.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Corporate Governance and Nominating Committee.

To the best of management’s knowledge, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive; or

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis.  The Company’s approach to corporate governance is set forth below.

Board of Directors

Section 1.4 of Multilateral Instrument 52-110 - Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in MI 52-110, five of the six members of the Board are independent.  The members who are independent are John R. Brodie, R.E. Gordon Davis, David L. Johnston, William Meyer and Peter W. Tomsett.  Robert A. Quartermain is not independent by virtue of the fact that he is an executive officer of the Company.  Accordingly, the majority of the directors are independent.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
John R. Brodie, FCA	Far West Mining Inc., Ag Growth Income Fund, Rubicon Minerals Corporation, Western Canadian Coal Corp. and Pacific Safety Products
R.E. Gordon Davis	Pacific Ridge Exploration Ltd. and Canplats Resources Corporation
David L. Johnston	Copper Canyon Resources Ltd. and Eagle Plains Resources Ltd.
William Meyer	Minco Silver Corporation, GGL Diamond Corporation, Cantech Ventures Inc. and Transamerica Resources Corporation.
Robert A. Quartermain	Canplats Resources Corporation
Peter W. Tomsett	Equinox Minerals Limited and North American Energy Partners Inc.

Attendance of Directors at Board and Committee Meetings

The following tables set out the number of meetings held by the Board of Directors, independent directors and committees of the directors for the period commencing January 1, 2007 and expiring April 9, 2008.

Summary of Board and Committee Meetings Held
Board of Directors	10
Independent Directors	7
Audit Committee	6
Compensation Committee	2
Corporate Governance and Nominating Committee	2

Summary of Attendance of Directors at Meetings
Directors	Board Meetings	Scheduled Independent Director Meetings	Audit Committee Meetings	Compensation Committee Meetings	Corporate Governance and Nominating Committee Meetings
John R. Brodie, FCA	10	7	6	2	-
R.E. Gordon Davis	10	7	1(1)	2	2
David L. Johnston	10	7	5(1)	-	2
William Meyer	10	7	-	2	2
Robert A. Quartermain	10	-	-	-	-
Peter W. Tomsett	10	7	6	1(2)	-

(1)	On May 12, 2007, Mr. Davis resigned from the Audit Committee and Mr. Johnston was appointed in his stead.
(2)	Mr. Tomsett was appointed to the Compensation Committee following our Annual General Meeting in 2007.

Orientation and Continuing Education

The Company has not appointed a new director since 2006.  The Board of Directors is considering alternatives for the orientation and education of directors.  Generally, the Company expects that the existing and new Board members will have a familiarity with the business of mineral exploration and development.  Professional advisors may be invited to attend Board meetings, as needed.  The Company also relies on the relatively straightforward nature of its business, and the established qualifications and expertise of its Board members.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com.

Board Mandate

The mandate of our Board of Directors is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Silver Standard and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

In supervising the management of our business and affairs, our Board of Directors, among other things,

•	reviews and approves strategic plans prepared or updated by management on an annual basis and monitors annual programs in relation to strategic plans;

•	reviews and approves programs and budgets for each fiscal year and monitors progress of programs and budget against approved objectives;

•	monitors the integrity of our financial statements;

•	monitors our compliance with legal and regulatory requirements;

•	monitors and evaluates the performance of management, establishes compensation programs and succession planning and determines compensation of the CEO and senior management;

•	oversees management’s implementation of environmental, community and health and safety policies and programs;

•	assists management in identifying our principal business risks; and

•	ensures that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

Committees of the Board of Directors

In order to assist the Board of Directors in carrying out its mandate, the board of Directors has established three committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter;

2.	Compensation Committee, which carries out its functions in accordance with the Compensation Committee Charter; and

3.	Corporate Governance and Nominating Committee, which carries out its functions in accordance with the Corporate Governance and Nominating Committee Charter.

Board Committees

The Board has three committees, namely the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.  Their mandates and memberships are outlined below.

Audit Committee

The Audit Committee, comprised of John R. Brodie FCA, Chair, Peter W. Tomsett and David L. Johnston, has the responsibility of, among other things, recommending to the board the independent auditor; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the board of our annual and quarterly financial results and management discussion and analysis; overseeing the establishment of “whistle-blower” and related procedures.  Each member of the Audit Committee is an independent director.

Composition of Compensation Committee

The Compensation Committee, comprised of Peter W. Tomsett, Chair, John R. Brodie, FCA, R.E. Gordon Davis and William Meyer, has the responsibility for determining executive and management direct remuneration and stock options.  The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.  Each of the members of the Compensation Committee is an independent director.

The Compensation Committee has the sole responsibility for recommending the compensation of the President for approval by the Board of Directors.  The compensation of the President consists of a base salary, short term incentive (bonus) and long-term incentive (stock options) determined on the basis described above.  The President’s compensation for 2007 was based on the Company achieving a number of milestones and continuing to see growth in its share price against its peer group during 2006.  These performance measures were given equal weighting in determining President’s compensation.

The Compensation Committee reviews the compensation of the President and senior officers on an annual basis.

Report on Executive Compensation submitted by the Compensation Committee.

Peter W. Tomsett, Chair
John R. Brodie, FCA
R.E. Gordon Davis
William Meyer

Composition of the Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of R.E. Gordon Davis, David L. Johnston and William Meyer.  The Committee is responsible for: assisting the Board of Directors by reviewing the corporate governance policies and procedures of the Company; identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; in the event of any vacancy on the Board, by identifying individuals qualified to become Board members; and recommending to the Board qualified individuals to fill any such vacancy and recommending to the Board director nominees for each Board committee.  Each member of the Corporate Governance and Nominating Committee is an independent director.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and governance issues that arise during the course of 2007.  The following table describes the Company’s corporate governance practices in relation to the corporate governance disclosure requirements mandated under National Instrument 58-101 of the Canadian Securities Administrators.

	Corporate Governance Disclosure Requirement	Comments
1.	Board of Directors
	(a) Disclose the identity of directors who are independent.	The independent directors of the Company are: John R. Brodie, FCA, R.E. Gordon Davis, David L. Johnston, William Meyer and Peter W. Tomsett.
	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Robert A. Quartermain is not independent as he is the President and CEO of the Company and, consequently, an employee.

(c)        Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors (the “board”) does to facilitate its exercise of independent judgement in carrying out its responsibilities.
A majority of the directors of the Company are independent (five out of six).

(d)        If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Directorships of the directors of the Company are set out in this Information Circular in the table under the heading Election of Directors.

(e)       Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance.  The number of these meetings held and attendance of the independent directors is set out in this Information Circular in the table under the heading Attendance of Directors at Board and Committee Meetings.

(f)        Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

A Chair has not been appointed by the board.  The board has appointed a “lead director”.  On December 18, 2007, R.E. Gordon Davis resigned as “lead director” and Peter W. Tomsett was appointed in his stead.  The lead director acts as chair of meetings of the independent members of the board and acts as the liaison between management and the board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The attendance of each director for all board and committee meetings for the past year is set out in this Information Circular in the table under the heading Attendance of Directors at Board and Committee Meetings.

2.	Board Mandate
	Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	A copy of the mandate of our board is included under the section entitled “Corporate Governance Disclosure”.
3.	Position Descriptions

(a)       Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has not developed written position descriptions for the chair and the chair of each board committee.  The board requires that each chair, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that board functions, delegated to the Committees are carried out.

(b)       Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The board and CEO have not developed a written position description for the CEO.  The board has delegated to the Compensation Committee to review and approve the corporate objectives that the CEO is responsible for meeting.  The committee assesses the CEO’s performance against these objectives.  Management is responsible for the day-to-day operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

4.	Orientation and Continuing Education

(a)       Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The board provides ad hoc orientation for new directors.  All directors receive a director’s manual containing a record of historical public information about the Company, copies of the Company’s charters and other relevant information.  The board also arranges meetings with management to provide a review of the nature and operations of the Company.

(b)      Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.  All of the directors are actively involved in their respective areas of expertise and have full access to our management.  During 2007, the board held strategic planning meetings and visited our Pirquitas and Pitarrilla projects.  We are reviewing “Board Portals” that facilitate the provision of resources to the board.  We plan on adopting a Board Portal on completion of our review.

5.	Ethical Business Conduct
	(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The board has adopted a written code of conduct for the directors, officers and employees of the Company.
	(i) disclose how a person or company may obtain a copy of the code;	The Code of Conduct can be viewed on the Company’s web site www.silverstandard.com.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the availability of the Whistle Blower Policy.

    (iii)  provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
No material change report has been filed since January 1, 2007, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

(b)      Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a director or executive officer is interested in any transaction or agreement before the board, the interested directors or executive officers are excused from the meeting, after any questions for them have been asked, so that a free discussion may follow.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board advocates a high standard integrity for all its members and the Company.  In addition, all directors, officers and employees are required to acknowledge having read and understood the Company’s Code of Conduct and Whistle Blower Policy annually.

6.	Nomination of Directors
(a) Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance and Nominating Committee is responsible for proposing new nominees to the board.  This committee is also responsible for identifying required competencies and characteristics of potential directors.

(b)       Disclose whether or not the board has a corporate governance and nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
All members of the Corporate Governance and Nominating Committee are independent.
(c) If the board has a corporate governance and nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the board and analyzing the needs of the board when vacancies arise on the board and recommending nominees who meet such needs.

7.	Compensation
(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee reviews directors’ compensation annually and makes recommendations to the board.  In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies.  The Compensation Committee monitors, and makes recommendations to the board in respect of, the performance of senior management and approves their compensation.

(b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
The board has a Compensation Committee each of the members of which is an independent director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee has the responsibility for determining executive and management direct remuneration and stock options. The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards.

(d)       If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Compensation Committee retained Lane Caputo Compensation Inc. in late 2007 to perform an analysis of compensation and employment agreements of executives of peer group companies.
8.	Other Board Committees
	If the board has standing committees other than the audit, compensation and corporate governance and nominating committees, identify the committees and describe their function.	The Company does not have any standing committees, other than the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee.
9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the board, committees and individual directors.  The board assesses performance based on attendance, relevant expertise and contributions to, and participation in, meetings of the board and committees.

- 12/15 -

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan

On April 14, 2008, our directors adopted an amended and restated version of the Silver Standard Stock Option Plan (the “Plan”) that provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares, including previously granted stock options.  At the date of this Information Circular, 8% of our issued and outstanding common shares are reserved for issuance on exercise of outstanding stock options.

Our ability to issue stock options is essential to our ability to compete for, and develop our, silver resources; as we compete with other development and operating companies not only for silver resources, but also for human resources.  With our transition from an exploration company to an operating company underway, we continue to build up our operational capacity by hiring the key individuals required for production.  As a result, the issuance of stock options allows us to attract quality individuals in a highly competitive market and incentivizes these individuals to maximize shareholder value over the long term as we grow Silver Standard into the premier silver producer.

Material Changes to the Existing Stock Option Plan

We are proposing to make the following material changes to our existing Stock Option Plan:

•	increase the number of our common shares eligible for grant under the Plan by 2% (from 8% to 10%) of our issued and outstanding share capital;

•
extend the expiry date of any outstanding option that expires during a trading blackout or within 10 business days after the date on which the blackout ends, for a period of 10 business days after such date on which the trading blackout ends;

•	extend to the term for which an option may be granted from five years to ten years;

•	clarify the amendments to the Plan that require shareholder approval; and

•
grant discretion to the Board to allow, on the exercise of an option, the option holder to receive either (a) a cash payment equal to the volume weighted average trading price of our common shares for the five days preceding the exercise of the option less the exercise price of the option, multiplied by the number of common shares for which the option is exercised, or (b) the number of our common shares obtained by dividing the amount of the cash payment in (a) by the volume weighted average trading price of our common shares for the five days preceding the exercise of the option.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

Eligible Participants

The Plan provides that stock options may be granted to our directors, officers, employees and service providers (and those of our subsidiaries).  For the purposes of the Plan, the term “service provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by us to provide services for an initial, renewable or extended period of twelve months or more.

Shares Available for Issuance

The Plan amends and restates our stock option plan (the “Prior Plan”) adopted by our Board in March 2005 and approved by our shareholders in May 2005.  The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares (subject to standard anti-dilution adjustments) an increase of 2% (from 8%) under the Prior Plan.  All outstanding stock options granted under the Prior Plan, a total of 4,299,250 stock options as of April 9, 2008, are included in determining the maximum number of shares reserved for issuance under the Plan.

The Plan is considered a “rolling” stock option plan as the number of shares available for issue under the Plan increases with the number of our issued and outstanding shares.  The Plan is also considered an “evergreen” stock option plan as when a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option again become available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

As of April 9, 2008, we had 62,692,547 of our common shares issued and outstanding and options to acquire 4,299,250 of our common shares outstanding (representing 6.86% of our issued and outstanding common shares).  As the Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of our issued and outstanding common shares, as of April 9, 2008, options to acquire an additional 1,970,005 of our common shares were available for grant.

Plan Administration

Under the Plan, our board of directors (the “Board”) may, from time to time, designate one of our officers or employees as administrator (the “Administrator”) for the purposes of administering the Plan.  The Board has currently designated our Assistant Corporate Secretary as the Administrator.

Limitations on the Grant of Options

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options, in what amounts and for what term, subject to the following conditions:

(a)	options may be exercisable for a maximum of ten years from the date of grant;

(b)	options to acquire no more than 5% of our issued and outstanding shares may be granted to any one director, officer, employee or service provider in any 12 month period; and

(c)
the number of securities issuable (or, reserved for issuance) to insiders under all share compensation arrangements, cannot at any time exceed 10% of our issued and outstanding shares, and the number of securities issued to insiders under all share compensation arragements, within a one year period, cannot exceed 10% of our issued and outstanding shares.

The Plan provides that other terms and conditions may be attached to a particular stock option, with those terms and conditions to be referred to in a schedule attached to the option certificate.

Exercise Price

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set out in the option certificate issued in respect of the option and in any event will not be less than the market price of our common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of our common shares for a particular Award Date will typically be the volume weighted average trading price of our shares, calculated by dividing the total value by the total volume of securities traded, for the five trading days immediately preceding the Award Date.  In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Stock Appreciation Rights

The Plan grants our Board the discretion to allow a holder on exercise of an option to receive either:

(a)
the number of our common shares obtained by dividing (i) the difference between the volume weighted average trading price of our common shares for the five days preceding the exercise of the option and the exercise price, multiplied by the number of common shares in respect of which the option would otherwise be exercised upon payment of the aggregate exercise price by (ii) the volume weighted average trading price of our common shares for the five days preceding the exercise of the option; or

(b)	a cash payment equal to the amount of money calculated in accordance with clause (a)(i).

The Board does not currently intend to allow an option to be exercised in accordance with (a) or (b) above.  After we have achieved commercial production, however, the Board will consider whether to exercise its discretion to allow a holder to exercise an option in accordance with (a) or (b).

Expiration or Termination

Under the Plan, a stock option will expire immediately in the event an employee ceases to be an employee as a result of termination for cause.  In the event an employee ceases to be an employee as a result of termination without cause or resigns, a stock option will expire 30 days after the end of an employee’s notice period or at such other date as determined by the Board.  In addition, a stock option will expire, unless otherwise determined by the Board, 30 days after (a) a director ceases to a director and (b) the expiration of a service provider’s contract.  In the event that the option holder should die, the expiry date shall be the first anniversary of the option holder’s date of death.

If an option expires during a trading blackout or within 10 business days after the date on which the blackout ends, then the expiry date of the option will be extended for a period of 10 business days after such date on which the trading blackout ends.

Vesting

Stock options granted to directors, officers, employees or service providers will vest when granted unless otherwise determined by the Board on a case by case basis.  In the event of a Change of Control (as defined in the Plan), all options outstanding shall immediately vest and be exercisable.

Amendments

Shareholder approval will be required in respect of:

(a)	any amendment to the number of our common shares issuable under the Plan;

(b)	any amendment which reduces the exercise price of an option held by a person who is one of our insiders at the time of such proposed amendment;

(c)	any amendment to the transferability or assignability of an option, except as otherwise permitted by the Plan;

(d)
any amendment extending the term of an option held by a person who is one of our insiders at the time of such proposed amendment beyond its original expiry date, except as otherwise permitted by the Plan; and

(e)	amendments required to be approved by shareholders under applicable law.

The Board may approve all other amendments to the Plan or options granted under the Plan in its discretion without shareholder approval.  The following types of amendments would not require shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature;

(b)	amendments necessary to comply with the provisions of applicable law or stock exchange rules;

(c)	any amendment which reduces the exercise price of an option held by a person who is not one of our insiders at the time of the proposed amendment;

(d)	any amendment which increases the exercise price of an option;

(e)	any amendment extending the term of an option held by a person who is not one of our insiders at the time of the proposed amendment beyond its original expiry date;

(f)	any expansion of the scope of persons eligible to participate in the Plan;

(g)	amendments respecting administration of the Plan;

(h)	any amendment to the vesting provisions of the Plan or any option;

(i)
any amendment to the early termination provisions of the Plan or any option, whether or not the option is held by one of our insiders, provided the amendment does not entail an extension beyond the original expiry date of the option; and

(j)	amendments necessary to suspend or terminate the Plan.

Assignment of Options

Options are not assignable or transferable, other than in the event of an option holder’s death.  In such event, the option holder’s personal representative may exercise any portion of the option holder’s outstanding options for a period of one year following the option holder’s death.

Financial Assistance

Common shares will not be issued pursuant to stock options granted under the Plan until they have been paid for in full by the option holder.  We will not provide financial assistance to option holders to assist them in exercising their stock options, provided, however, that the Board may, in its discretion, authorize the Administrator to make arrangements with one or more investment dealers to make loans to the holders of options of the funds required by them to pay all or a portion of the aggregate exercise price payable upon the exercise of options.  Such arrangements, if any, will be solely between any such investment dealer and holder of options and the Company will not have any liability or responsibility for any such arrangements or any loans pursuant thereto.

Copy of the Plan

A copy of the Plan will be available for viewing up to May 14, 2008, the date of the Annual and Special Meeting, at our offices at 1180 - 999 West Hastings Street, Vancouver, B.C., and on May 14, 2008, at the Annual and Special Meeting.

Approval of the Plan

According to the policies of the TSX, all evergreen stock option plans must be approved by:

(a)	a majority of the issuer’s directors; and

(b)	the issuer’s shareholders;

when instituted and thereafter every three years.

As of the date of this Information Circular, all of our directors, including our unrelated directors, have approved the Plan.  Accordingly, we will seek shareholder approval of the Plan as described below.

Shareholder Approval

As the TSX requires shareholder approval of stock based compensation arrangements and to ensure that the Plan is acceptable to our shareholders, we will ask our shareholders to approve the Plan at the Meeting.  In the event the Plan is not approved by our shareholders:

a)	previously allocated options will continue unaffected by disapproval of the resolution;

b)	no further options will be granted under the Prior Plan; and

c)	previously granted options will not be available for re-allocation if they are cancelled prior to exercise.

Our shareholders will be asked to consider and, if thought fit, pass the following resolution at the Meeting.

“RESOLVED THAT:

1.
the amended and restated Silver Standard Stock Option Plan (the “Plan”) adopted by the Board of Directors of the Company on April 14, 2008 and as described in the Management Information Circular dated April 9, 2008, including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company, be and is hereby authorized and approved;

2.	the Company be and is hereby authorized to grant stock options under the Plan in accordance with its terms until May 14, 2011; and

3.	the Company be and is hereby authorized to prepare such documents and make such submissions and filings as the Company may be required to make to give effect to this resolution.”

Shareholders must vote FOR or AGAINST the above resolution (not “FOR” or “ABSTAIN”).

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Silver Standard Resources Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.  Shareholders may request copies of the Company’s financial statements and MD&A by contacting John J. Kim at 604-689-3846.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual and Special Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorised, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD “Robert A. Quartermain" Robert A. Quartermain, President